UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: Tortoise Energy Independence Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

11550 Ash Street, Suite 300
Leawood, KS 66211

Telephone Number (including area code):     (913) 981-1020

Name and address of agent for service of process:

Terry C. Matlack
Tortoise Capital Advisors, L.L.C.
11550 Ash Street, Suite 300
Leawood, KS 66211

Copies to:

Steven F. Carman
Eric J. Gervais
Husch Blackwell LLP
4801 Main Street, Suite 1000
Kansas City, Missouri 64112

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                   YES  [X]                           NO  [ ]

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Leawood and the State of Kansas on the 12th day of April, 2012.

Tortoise Energy Independence Fund, Inc.

By:	/s/ H. Kevin Birzer
H. Kevin Birzer, Director

Attest:	/s/ Terry C. Matlack
Terry C. Matlack
Chief Executive Officer